

May 4, 2015

Via E-mail
Richard A. Drucker, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **Re:** **Ally Financial Inc.**
> **Schedule TO-I/A**
> **Filed May 1, 2015**
> **File No. 005-88095**

Dear Mr. Drucker:

We have reviewed the above referenced filing and have the following comment.

Schedule TO

Conditions of the Offer

1.   We reissue prior comments 4 and 5. The company has chosen to condition the offer on obtaining financing. Accordingly, the offer is currently unfinanced. A material change to the disclosure previously provided will occur once the offer becomes fully financed. Please confirm your understanding that five business days will remain in the offer or that the offer will be extended such that five business days remain in the offer when the offer becomes fully financed or if the condition is waived.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact me at (202) 551-3641or the undersigned at (202) 551-3757 with any questions.

Sincerely,

/s/ Mellissa Campbell Duru

Special Counsel
Office of Mergers & Acquisitions